Exhibit 99.1

Fiverr Announces Second Quarter 2025 Results

●
Strong Q2 results: We delivered solid execution across Marketplace and Services segments, together with continued operational discipline. Marketplace revenue was led by strong growth across AI-related categories and continued momentum of Fiverr Pro’s Managed Services, while the Services segment contributed to revenue upside driven by cross-sell and upsell opportunities of value-added services.

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Rapid AI category expansion: AI-related services are booming, with surging demand especially around AI agents, workflow automation and vibe coding. Businesses of all sizes turn to freelancers on Fiverr to bridge the gap between AI technology and implementation.

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Continued momentum for Managed Services: Fiverr Pro’s Managed Services is showing meaningful growth, driven by demand for high-value, larger transactions. Execution on full-scope projects with new high spenders and repeat clients remains solid, with more deals steadily coming in this quarter. Managed Services continues to be a key driver of upmarket expansion.

●
Reiterating full year guidance: We are reiterating our revenue and Adjusted EBITDA guidance for 2025 as we continue to drive solid execution towards the goals and roadmap set at the beginning of the year, while operating with the highest level of discipline and efficiency.

NEW YORK, July 30, 2025 - Fiverr International Ltd. (NYSE: FVRR), the company that is transforming the way the world creates and works together, today reported financial results for the second quarter of 2025. Additional operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“AI continues to be a power driver for everything we do, from rapid catalog expansion around AI-related services, to enabling transformative customer experiences, or driving workflow automation within Fiverr. Together with our continuous efforts in going upmarket, we are seeing encouraging growth trends for certain key verticals and high-value transactions,” said Micha Kaufman, founder and CEO of Fiverr. “As AI continues to reshape how work is done, our freelancers are playing a crucial role in helping our customers navigate the rapidly changing technology landscape, and turning AI tools into real world business impact. We are uniquely positioned at the intersection of human and AI, making us the go-to platform for AI expertise.”

"We delivered strong Q2 results as we continue to take a balanced approach between growth and profitability. Growth and innovation remain a top priority for us, especially at a time when AI is unlocking opportunities across almost every discipline. At the same time, we are committed to and confident in delivering our long-term targets for Adjusted EBITDA and free cash flow,” said Ofer Katz, President and CFO of Fiverr. “Our outlook demonstrates our confidence in execution while remaining mindful of a dynamic macro environment.”

Second Quarter 2025 Financial Highlights

●	Revenue in the second quarter of 2025 was $108.6 million, compared to $94.7 million in the second quarter of 2024, an increase of 14.8% year over year.
●	Marketplace revenue in the second quarter of 2025 was $74.7 million, compared to $76.2 million in the second quarter of 2024, a decline of 2.0% year over year.
●	Annual active buyers[1] as of June 30, 2025, were 3.4 million, compared to 3.8 million as of June 30, 2024, a decline of 10.9% year over year.
●	Annual spend per buyer[1] as of June 30, 2025, reached $318, compared to $290 as of June 30, 2024, an increase of 9.8% year over year.
●	Marketplace take rate[1] for the twelve months period ended June 30, 2025, and 2024 was 27.6%.
●	Services revenue in the second quarter of 2025 was $34.0 million, compared to $18.5 million in the second quarter of 2024, an increase of 83.8% year over year.
●
GAAP gross margin in the second quarter of 2025 was 81.2%, a decrease of 190 basis points from 83.1% in the second quarter of 2024. Non-GAAP gross margin[1] in the second quarter of 2025 was 84.5%, an increase of 10 basis points from 84.4% in the second quarter of 2024.

●
GAAP net income in the second quarter of 2025 was $3.2 million, or $0.09 basic net income per share and diluted net income per share, compared to $3.3 million GAAP net income, or $0.09 basic net income per share and $0.08 diluted net income per share in the second quarter of 2024.

●
Non-GAAP net income[1] in the second quarter of 2025 was $27.4 million, or $0.75 basic non-GAAP net income per share[1] and $0.69 diluted non-GAAP net income per share[1], compared to $23.8 million non-GAAP net income[1], or $0.63 basic non-GAAP net income per share[1] and $0.58 diluted non-GAAP net income per share[1], in the second quarter of 2024.

●	Net cash provided by operating activities in the second quarter of 2025 was $25.2 million, compared to $21.0 million in the second quarter of 2024, an increase of 20.2% year over year.
●	Free cash flow[1] in the second quarter of 2025 was $25.0 million, compared to $20.7 million in the second quarter of 2024, an increase of 21.1% year over year.
●
Adjusted EBITDA[1] in the second quarter of 2025 was $21.4 million, compared to $17.8 million in the second quarter of 2024. Adjusted EBITDA margin[1] was 19.7% in the second quarter of 2025, compared to 18.9% in the second quarter of 2024, representing an 80 basis points improvement year over year.

Financial Outlook

Our Q3’25 and full-year 2025 guidance reflect the recent trends in our marketplace.

	Q3 2025	FY 2025
Revenue	$105 - $110 million	$425 - $438 million
y/y growth	5% - 10%	9% - 12%
Adjusted EBITDA(1)	$21.5 - $23.5 million	$84 - $90 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, July 30, 2025, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the conference call, please register using the link here.

About Fiverr

Fiverr’s mission is to transform the way the world creates and works together. We’re shaping the future of work with the world’s leading open platform, seamlessly connecting top talent and cutting-edge technology with businesses around the globe. From expert freelancers in over 750 skilled categories to best-in-class GenAI models and agents, Fiverr provides the most advanced and comprehensive talent and tools for digital services—helping businesses get mission-critical projects done fast and cost-effectively.

From small businesses to Fortune 500 companies, millions trust Fiverr for projects in software and AI development, digital marketing, finance, business consulting, video animation, music, architecture, and more.

Learn how to future-proof your business with exceptional talent and cutting-edge tools at fiverr.com. Follow us on LinkedIn, Instagram, TikTok, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Jenny Chang
press@fiverr.com

Source: Fiverr International Ltd.

1 See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$313,520	$133,472
Marketable securities	264,884	288,947
User funds	164,119	153,309
Bank deposits	146,000	144,843
Restricted deposit	1,315	1,315
Other receivables	40,392	34,198
Total current assets	930,230	756,084

Long-term assets:
Marketable securities	23,770	122,009
Property and equipment, net	3,883	4,271
Operating lease right of use asset	3,829	5,122
Intangible assets, net	35,077	41,882
Goodwill	110,218	110,218
Other non-current assets	31,593	30,388
Total long-term assets	208,370	313,890

TOTAL ASSETS	$1,138,600	$1,069,974

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$6,922	$5,533
User accounts	152,047	141,691
Deferred revenue	20,839	20,090
Other account payables and accrued expenses	64,930	57,167
Operating lease liabilities	2,827	2,608
Convertible notes, net	459,143	457,860
Total current liabilities	706,708	684,949

Long-term liabilities:
Operating lease liabilities	1,547	2,747
Other non-current liabilities	25,481	19,628
Total long-term liabilities	27,028	22,375

TOTAL LIABILITIES	$733,736	$707,324

Shareholders' equity:
Share capital and additional paid-in capital	760,995	727,176
Accumulated deficit	(362,207)	(366,193)
Accumulated other comprehensive income	6,076	1,667
Total shareholders' equity	404,864	362,650

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,138,600	$1,069,974

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended June 30,
	June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Revenue	$108,648	$94,663	$215,832	$188,187
Cost of revenue	20,384	16,024	40,780	31,472
Gross profit	88,264	78,639	175,052	156,715

Operating expenses:
Research and development	23,994	21,855	47,621	45,488
Sales and marketing	44,844	41,324	92,234	83,476
General and administrative	21,415	17,764	42,381	34,215
Total operating expenses	90,253	80,943	182,236	163,179
Operating loss	(1,989)	(2,304)	(7,184)	(6,464)
Financial income, net	6,554	8,502	13,879	15,163
Income before taxes on income	4,565	6,198	6,695	8,699
Taxes on income	(1,377)	(2,931)	(2,709)	(4,644)
Net income attributable to ordinary shareholders	$3,188	$3,267	$3,986	$4,055
Basic net income per share attributable to ordinary shareholders	$0.09	$0.09	$0.11	$0.11
Basic weighted average ordinary shares	36,585,998	38,089,060	36,523,934	38,422,605
Diluted net income per share attributable to ordinary shareholders	$0.09	$0.08	$0.11	$0.10
Diluted weighted average ordinary shares	37,499,304	38,755,863	37,617,438	39,180,421

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Uaudited)		(Uaudited)
Cash flows from operating activities:
Net income	$3,188	$3,267	$3,986	$4,055
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,089	1,606	8,373	2,756
Amortization of premium and accretion of discount of marketable securities, net	(1,530)	(1,154)	(1,597)	(2,248)
Amortization of discount and issuance costs of convertible notes	642	638	1,283	1,275
Shared-based compensation	14,055	18,438	29,809	37,458
Exchange rate fluctuations and other items, net	(345)	55	(344)	166
Revaluation of Earn-out	4,067	-	7,329	-
Changes in assets and liabilities:
User funds	2,930	6,928	(10,810)	(4,692)
Operating lease ROU assets and liabilities	385	(177)	312	(275)
Other receivables	(3,942)	(2,197)	(3,511)	(5,173)
Trade payables	58	248	1,362	(580)
Deferred revenue	(1,163)	(777)	749	1,118
User accounts	(2,579)	(6,632)	10,356	3,291
Other accounts payable and accrued expenses	5,264	(131)	6,287	4,134
Non-current liabilities	85	859	(71)	882
Net cash provided by operating activities	25,204	20,971	53,513	42,167

Investing Activities:
Investment in marketable securities	-	-	(55,652)	(30,734)
Proceeds from maturities of marketable securities	97,102	68,512	180,271	108,597
Investment in short-term bank deposits	(500)	(9,000)	(2,000)	(36,238)
Proceeds from short-term bank deposits	-	2,974	843	6,351
Acquisition of business, net of cash acquired	-	(9,163)	-	(9,163)
Purchase of property and equipment	(185)	(309)	(472)	(687)
Capitalization of internal-use software	-	-	(661)	(20)
Net cash provided by investing activities	96,417	53,014	122,329	38,106

Financing Activities
Repurchases of ordinary shares	-	(77,101)	-	(77,101)
Proceeds from exercise of share options	2,101	1,388	2,579	1,830
Proceeds from withholding tax related to employees' exercises of share options and RSUs	2,349	441	1,288	220
Net cash provided by (used in) financing activities	4,450	(75,272)	3,867	(75,051)

Effect of exchange rate fluctuations on cash and cash equivalents	345	(58)	339	(167)

Increase (decrease) in cash, cash equivalents	126,416	(1,345)	180,048	5,055
Cash, cash equivalents at the beginning of period	187,104	190,074	133,472	183,674
Cash and cash equivalents at the end of period	$313,520	$188,729	$313,520	$188,729

REVENUE BREAKDOWN
(In thousands1)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Marketplace Revenue	$74,689	$76,191	$152,363	$154,502
Annual Active Buyers	3,425	3,846	3,425	3,846
Annual Spend per Buyer	$318	$290	$318	$290
Marketplace Take Rate	27.6%	27.6%	27.6%	27.6%

Services Revenue	$33,959	$18,472	$63,469	$33,685
Total Revenue	$108,648	$94,663	$215,832	$188,187

1.          Except for Annual Spend per Buyer and Marketplace Take Rate.

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	FY 2023	FY 2024
			Unaudited			(Audited)	(Audited)
GAAP gross profit	$78,639	$80,735	$83,465	$86,788	$88,264	$299,529	$320,915
Add:
Share-based compensation	499	514	445	423	403	2,497	2,136
Depreciation and amortization	791	2,415	3,198	3,164	3,155	3,253	7,017
Earn-out revaluation, acquisition related costs and other	-	11	17	44	-	-	28
Non-GAAP gross profit	$79,929	$83,675	$87,125	$90,419	$91,822	$305,279	$330,096
Non-GAAP gross margin	84.4%	84.0%	84.0%	84.4%	84.5%	84.5%	84.3%

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	FY 2023	FY 2024
			Unaudited			(Audited)	(Audited)
GAAP net income attributable to ordinary shareholders	$3,267	$1,353	$12,838	$798	$3,188	$3,681	$18,246
Add:
Depreciation and amortization	1,606	3,392	4,328	4,284	4,089	5,987	10,476
Share-based compensation	18,438	18,464	18,020	15,754	14,055	68,698	73,942
Earn-out revaluation, acquisition related costs and other	109	1,273	4,240	4,599	5,294	(359)	5,631
Convertible notes amortization of discount and issuance costs	638	640	640	641	642	2,541	2,555
Taxes on income related to non-GAAP adjustments	(71)	(290)	(16,249)	(380)	(351)	-	(16,610)
Exchange rate (gain)/loss, net	(156)	(221)	1,108	(642)	531	(131)	859
Non-GAAP net income	$23,831	$24,611	$24,925	$25,054	$27,448	$80,417	$95,099
Weighted average number of ordinary shares - basic	38,089,060	35,435,532	35,658,287	36,019,143	36,585,998	38,066,203	36,984,757
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.63	$0.69	$0.70	$0.70	$0.75	$2.11	$2.57

Weighted average number of ordinary shares - diluted	40,909,724	38,359,853	38,947,644	39,446,707	39,653,165	41,304,907	39,994,015
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.58	$0.64	$0.64	$0.64	$0.69	$1.95	$2.38

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	FY 2023	FY 2024
			Unaudited			(Audited)	(Audited)
GAAP net income	$3,267	$1,353	$12,838	$798	$3,188	$3,681	$18,246
Add:
Financial expenses (income), net	(8,502)	(6,881)	(5,662)	(7,325)	(6,554)	(20,163)	(27,706)
Taxes on income (tax benefit)	2,931	2,052	(13,054)	1,332	1,377	1,373	(6,358)
Depreciation and amortization	1,606	3,392	4,328	4,284	4,089	5,987	10,476
Share-based compensation	18,438	18,464	18,020	15,754	14,055	68,698	73,942
Earn-out revaluation, acquisition related costs and other	109	1,273	4,240	4,599	5,294	(359)	5,631
Adjusted EBITDA	$17,849	$19,653	$20,710	$19,442	$21,449	$59,217	$74,231
Adjusted EBITDA margin	18.9%	19.7%	20.0%	18.1%	19.7%	16.4%	19.0%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	FY 2023	FY 2024
			Unaudited			(Audited)	(Audited)
GAAP research and development	$21,855	$22,424	$22,329	$23,627	$23,994	$90,720	$90,241
Less:
Share-based compensation	5,897	5,273	5,563	4,730	4,129	24,310	23,569
Depreciation and amortization	193	190	247	265	313	799	831
Earn-out revaluation, acquisition related costs and other	-	700	(672)	65	62	-	28
Non-GAAP research and development	$15,765	$16,261	$17,191	$18,567	$19,490	$65,611	$65,813

GAAP sales and marketing	$41,324	$42,970	$45,232	$47,390	$44,844	$161,208	$171,678
Less:
Share-based compensation	3,389	3,605	3,162	2,246	1,369	13,304	13,592
Depreciation and amortization	553	721	770	716	550	1,601	2,308
Earn-out revaluation, acquisition related costs and other	-	67	1,811	1,197	1,147	-	1,878
Non-GAAP sales and marketing	$37,382	$38,577	$39,489	$43,231	$41,778	$146,303	$153,900

GAAP general and administrative	$17,764	$18,817	$21,782	$20,966	$21,415	$62,710	$74,814
Less:
Share-based compensation	8,653	9,072	8,850	8,355	8,154	28,587	34,645
Depreciation and amortization	69	66	113	139	71	334	320
Earn-out revaluation, acquisition related costs and other	109	495	3,084	3,293	4,085	(359)	3,697
Non-GAAP general and administrative	$8,933	$9,184	$9,735	$9,179	$9,105	$34,148	$36,152

RECONCILIATION OF GAAP CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW (In thousands)

	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	FY 2023	FY 2024
			Unaudited			(Audited)	(Audited)
Net cash provided by operating activities	$20,971	$10,867	$30,034	$28,309	$25,204	$83,186	$83,068
Purchase of property and equipment	(309)	(290)	(326)	(287)	(185)	(1,053)	(1,303)
Capitalization of internal-use software	-	-	(83)	(661)	-	(60)	(103)
Free cash flow	$20,662	$10,577	$29,625	$27,361	$25,019	$82,073	$81,662

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss), non-GAAP net income (loss) per share, and free cash flow, as well as operating metrics, including marketplace Gross Merchandise Value or GMV, annual active buyers, annual spend per buyer and marketplace take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts. As of the fourth quarter of 2024, we updated the definitions of annual active buyers, GMV, annual spend per buyer and marketplace take rate to align our supplemental revenue presentation, which disaggregates revenue into two components, marketplace revenue and services revenue. These metrics will now exclusively reflect the marketplace, as amounts related to services previously included in these metrics are deemed immaterial.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Amortization of acquired intangible assets is excluded from the measures, however, the revenue from the acquired companies is included, and their assets actively contribute to revenue generation. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted. We use free cash flow as a liquidity measure and define it as a net cash provided by operating activities less capital expenditures.

We define GMV or marketplace Gross Merchandise Value as the total value of transactions ordered through our marketplace, excluding value-added tax, goods and services tax, service chargebacks and refunds. Annual active buyers on any given date is defined as buyers who have ordered a Gig on our marketplace within the last 12-month period, irrespective of cancellations. Annual spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of annual active buyers as of such date. Marketplace take rate for a given period means marketplace revenue for such period divided by GMV for such period. When we refer in this release to the marketplace we refer to transactions conducted between buyers and freelancers on Fiverr.com. When we refer to the platform we refer to the marketplace and our additional services.

Management and our board of directors use certain metrics as supplemental measures of our performance that are not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business. In addition, we believe that free cash flow, which we use as a liquidity measure, is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of property and equipment purchases and capitalized software costs.

Free cash flow should not be used as an alternative to, or superior to, cash from operating activities.  In addition, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, annual active buyers, annual spend per buyer and marketplace take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measures of Adjusted EBITDA, free cash flow and other non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA to net income (loss), the nearest comparable GAAP measure, and Adjusted EBITDA margin guidance for the third quarter of 2025, the fiscal year ending December 31, 2025, or the period ending December 31, 2027, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. We are also not able to provide a reconciliation of free cash flow guidance for the three year period from 2024-2027 to cash from operating activities, the nearest comparable GAAP measure, because certain items that are reflected in free cash flow cannot be reasonably predicted or are not in our control. In particular, in the case of Adjusted EBITDA and Adjusted EBITDA margin, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, and in the case of free cash flow, we are unable to forecast property and equipment purchases and capitalized software costs, in each case, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including our long term targets and expectations, our business plans and strategy, the growth of our business, AI services and developments as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan within adverse economic conditions that may impact consumers, business spending and the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to  maintain profitability or positive net cash flow generated by operating activities; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our websites; our ability to maintain user engagement on our websites and to maintain and improve the quality of our platform; our operations within a competitive market; political, economic and military instability in Israel, including related to the war in Israel; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations, including with regulatory frameworks around the development and use of AI; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2025, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.